

April 30, 2024

Kian Hwa Goh
Chief Executive Officer
Orangekloud Technology Inc.
1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

   Re: **Orangekloud Technology Inc.**
     Amendment No. 4 to Registration Statement on Form F-1
     Filed April 22, 2024
     File No. 333-277162

Dear Kian Hwa Goh:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors
Risks Related to Our Business
We are dependent on our relationships with key suppliers., page 15

1. We note that "Vendor A" and "Vendor B" accounted for 19% and 6% of the of your total purchases and 59% and 20% of your accounts payable in 2023, respectively. Please describe the purchases, identify the vendors, and disclose the material terms of your agreements with these vendors. Additionally, please file related agreements as exhibits to the registration statement or tell us why the information is not required. Refer to Item 4.B.6. of Form 20-F and Item 601(b)(10) of Regulation S-K.

Dilution, page 31

2. Please revise your calculation of net tangible book value as of December 31, 2023, to exclude deferred offering costs and contract assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results from Operations
Revenue, page 35

3. We note your disclosure that you had a 14.9% reduction in revenue from 2022 to 2023 due to a prolonged grant application process on your customer's end. Please revise to provide a more detailed discussion regarding the grant application process and identify any known trends or uncertainties that will result in or that are reasonably likely to result in a material impact on your revenue. In addition, revise to provide risk factor disclosure as appropriate.

Other Metrics
Recurring revenue growth, page 40

4. We note that in the current year recurring revenue declined by 16% yet the "revenue growth rate" was 84%. Such presentation may be confusing to an investor as the table appears to indicate that revenue grew by 84% in 2023 when revenue actually declined. Please consider renaming this metric so that it is not confused with actual revenue growth. In this regard, consider renaming the metric "recurring retention rate" or something similar.

Selling Shareholders, page A-11

5. Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders. Refer to item 507 of Regulation S-K.

   Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Lawrence Venick